Via Facsimile and U.S. Mail
Mail Stop 6010

September 17, 2008

Mr. Curtis Sikorsky
Chief Financial Officer
Cardiome Pharma Corp.
6190 Agronomy Road, 6th floor
Vancouver, British Columbia
Canada V6T 1Z3

**Re: Cardiome Pharma Corp.
          Form 40-F for the Fiscal Year Ended December 31, 2007
          File No. 000-29338**

Dear Mr. Sikorsky:

        We have reviewed your July 22, 2008 response to our July 11, 2008 letter and
have the following comments. In our comments, we ask you to provide us with
information to better understand your disclosure. Where a comment requests you to
revise disclosure, the information you provide should show us what the revised disclosure
will look like and identify the annual or quarterly filing, as applicable, in which you
intend to first include it. If you do not believe that revised disclosure is necessary,
explain the reason in your response. After reviewing the information provided, we may
raise additional comments and/or request that you amend your filing.

Form 40-F

Exhibit 99.2 - Consolidated Audited Financial Statements for the twelve-month period
ended December 31, 2007, including Auditors' Report to the Shareholders (incorporated
by reference to the Current Report on Form 6-K filed on March 27, 2008).

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies
(j) Revenue Recognition, page 8

   1. Refer to your responses to prior comments two and four. Please revise your
       disclosure in Note 2.(j) to include the criteria that must be met in order to fully
       recognize a non-refundable milestone payment upon the achievement of the

milestone. It is our understanding that these criteria are: (i) the milestone is substantive in nature, (ii) the achievement was not reasonably assured at the inception of the agreement, and (iii) the company has no further involvement or obligation to perform under the arrangement." We believe this policy is important to a reader's understanding about how you recognize revenue. In addition regarding criterion (iii), please clarify in your disclosure what you mean by "no further involvement or obligation to perform under the arrangement" as it appears that you continue to have development obligations with respect to vernakalant.

Exhibit 99.4- Management's Discussion and Analysis of Financial Condition and Results of Operations for the twelve-month period ended December 31, 2007 (incorporated by reference to the Current Report on Form 6-K filed on March 27, 2008).

Clinical Development, page 3

2. We have read your response to prior comment five however we believe that MD&A disclosure should be complete and not require investors to read previous MD&As. Please disclose the costs incurred to date on each of your major research and development projects as previously requested in part a of the comment.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Don Abbott, Review Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant